SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

23 November 2004	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

MATAV REPORTS OF VALUATION
CONDUCTED FOR MATAV’S PRINCIPAL SHAREHOLDERS

NETANYA, Israel, November 23, 2004. Matav-Cable Systems Media Ltd. (Nasdaq & TASE: MATV) reported today that Dankner Investments Ltd., a principal shareholder of Matav, has recently filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange a copy of a valuation of Matav. The valuation, which was prepared by Foresight Ltd., an Israeli consulting and research firm, was submitted to Dankner Investments and to Delek Group Ltd. (the controlling shareholder of Dankner Investments and a principal shareholder of Matav) in connection with a pending tender offer by an affiliate of Delek Group to all of the shares of Dankner Investments.

While Matav has not opined on Forecast’s valuation, the valuation contained, among other things, certain information and assumptions regarding (1) the previously announced (as reported by Matav on November 11, 2004) discussions regarding potential acquisition by Matav of the assets of Tevel, one of Israel’s cable TV operators (there is no assurance if and when the said transaction will be consummated; see the “Important Notice” below), and (2) certain operational data of Matav. Since some portions of that information may be deemed material, they are summarized below:

—	The valuation of Matav's shares in Partner Communications Company Ltd. (Nasdaq: PTNR) for purposes of the said transaction is $80 million.

—	Simultaneously with the closing of the said transaction, Matav will enter into new financing agreements with the banks, regarding the debt of the merged company as well as the future financing of its operations. It is contemplated that the merged company will have a total financial debt at the level of $800 per subscriber, plus $80 million debt, and that the banks will finance the debt assumed by Matav as part of the transaction by a loan on favorable terms. It is currently anticipated that the loan will bear an interest at a favorable rate of 0.75% over the costs to the banks for an average term of 6-7 years (these are tentative terms that were discussed with certain banks).

—	Matav will have an option to acquire the banks’ interest in Matav, exercisable for a period of five years. As previously reported by Matav, the parties have not yet reached an understanding on the term and exercise price of such option.

—	The total number of Matav’s subscribers for cable TV services, as of September 2004, was approximately 260,000, of which approximately 62% were digital subscribers and the balance (32%) were analog subscribers.

—	The average monthly revenue per subscriber, for September 2004, was NIS 188 for digital subscribers, NIS 168.7 for analog subscribers and NIS 64.9 for High Speed Internet services subscribers.

IMPORTANT NOTICE: The information about the valuation of Matav is provided for informational purposes only and Matav has not ratified, endorsed, or adopted the valuation. In addition and as previously announced, you should be aware that there is no assurance if and when the said transaction will be consummated. The parties to the said transaction have only concluded preliminary discussions, none of the transaction documents have been signed as of yet, and, in any event, the transaction is subject to the conclusion of the negotiations, the execution of the transaction documents, due diligence examinations, and regulatory and other approvals, including conclusion of financing arrangements with the banks.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, Counsel
Matav-Cable Systems Media Ltd.
Tel.: +972-9-860-2261

Ayelet Shiloni
Integrated Investor Relations
Tel.:+1-866-447-8633
Tel:+972 6883-336
ayelet@integratedir.com.